Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-165057
July 1, 2010

Is it solid or is it liquid?

iAU

The newly refined IAU from iShares. Visit iShares.com/gold or call 1-800-iShares.

IAU

iShares® COMEX® Gold Trust

iShares®

Keep evolving.

BlackRock

iShares COMEX Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are created to reflect the price of the gold held by the Trust, less the Trust’s expenses and liabilities, the market price of the shares will be as unpredictable as the price of gold has historically been.

The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

BlackRock Asset Management International Inc., an affiliate of BlackRock, Inc., is the sponsor of the Trust. “Commodity Exchange, Inc.” and “COMEX” are trademarks of Commodity Exchange, Inc., and have been licensed for use for certain purposes to BlackRock, Inc., and the Trust. The Trust is not sponsored, endorsed, sold or promoted by Commodity Exchange, Inc., nor does Commodity Exchange, Inc., make any representation regarding the advisability of investing in the Trust.

©2010 BlackRock Institutional Trust Company, N.A. All rights reserved. iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. iS-2833-0610

TYPOGRAPHY

Body copy: 16 pt Ticker copy: 14 pt Bold legal: 9 pt Regular/Italic legal: 8 pt Copy/legal color: 75% K approval signoff

PF CD TM job name: Q2 2010 Dual Bling file name: ISHN1152_G.indd

AD PR AB media type: Newspaper studio artist: Studio MacPro [Stephan Alm] job #: ISHN-ISAD-ISHN1152-G

media unit: Page date: 6-17-2010 3:37 PM

CW AE QC b/w or color: 4/C rounds: 2 collects: 0

link names: brown.3 psd.psd (RGB ; 202 ppi, -203 ppi; 148.22%, -148.22%), 251660AD01z100.psd (CMYK; 202 ppi; 74.21%), BlackRock_Logo_white_nobar.ai (24.93%), is_grad_4c_rev_cmyk_r_tagline_V2.ai (98.18%)

McCannWorldgroup

inks: CMYK, New Color Swatch 6 fonts: Gotham (Book, Medium, Bold), Trade Gothic (Bold, Medium) notes: NY Times client: iShares size: G live: 0” x 0” trim: 11.55” x 21” bleed: 0” x 0” gutter: None laser output at: None